WOODSIDE

8 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 8 November 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiary Woodside Mauritania Pty. Ltd. in offshore Mauritania since the last report issued on 1 November 2005.

PSC Area B
Tevét-2 and Tevét-2 ST1 Combined Appraisal and Exploration Well and Labeidna-1 Exploration Well

The '*Stena Tay*' drill rig completed plug and abandonment operations on Tevét-2 ST1, as planned, prior to moving to the Labeidna-1 exploration well. The well is located 15 kilometres to the south-west of the Chinguetti Field and will target a Miocene-aged reservoir objective.

Labeidna-1 was spudded on 5 November 2005 in a water depth of 1,266 metres. At midnight on 7 November 2005, the well had been drilled to a depth of 2,198 metres, with preparations underway to set casing before drilling ahead to the planned total depth of approximately 3,095 metres.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%